Exhibit (d)(10)
RETENTION BONUS AGREEMENT
This Retention Bonus Agreement (“Agreement”) is made and entered into as of October   , 2023, by and between Thermo Fisher Scientific, Inc. (the “Company”) and Carl Raimond (“Employee”) with respect to the following facts:
A. Employee is currently employed by Olink Proteomics, Inc. (“Olink”), as President. Pursuant to an Agreement and Plan of Merger between Olink and Thermo Fisher Scientific, Inc (the “Purchase Agreement”), , this Agreement is made pursuant to the terms of the Purchase Agreement, and is contingent upon, and effective as of, the closing of the Acquisition (the “Closing” as defined in the Selling Shareholder Agreement of even date herewith, and the date of the Closing, the “Closing Date”).
B. The Company recognizes and values Employee’s contributions to Olink and is interested in retaining Employee in the employ of Olink, or the Company following the Closing. Accordingly, Company enters into this Agreement with Employee to provide an incentive to Employee to remain employed by Olink or the Company until the dates noted in sections 1.1 and 1.2 below. These dates will be known as the Retention Dates.
Now, therefore, Employee and Company agree as follows:
1.
Retention bonus. Provided employee satisfies the conditions to earning a bonus described in paragraphs 1 and 2 below and its subparts, employee will earn a retention bonus in the gross amounts shown below, which amount will be subject to all applicable employment taxes and withholdings.

1.1
The sum of USD $600,000 gross shall be paid if the Employee remains actively employed by the Company and tied to the achievement of three goals: a) the integration, b) ongoing business activities, c) achievement of the first year CIM targets through the first-year anniversary of the Closing Date (Retention Date). Payment will be made within 60 days of the one-year anniversary of the Closing Date. Employee must be actively employed at time of payment to receive the payment.

1.2
The sum of USD $600,000 gross shall be paid if the Employee remains actively employed by the Company and tied to the achievement of three goals: a) the integration, b) ongoing business activities, c) achievement of the second year CIM targets through the second-year anniversary of the Closing Date (Retention Date). Payment will be made within 60 days of the second-year anniversary of the Closing Date. Employee must be actively employed at time of payment to receive the payment.

1.3
Each Retention Bonus is an extraordinary and exceptional payment and will not be considered an acquired right. There shall not be any prorated payment of any Retention Bonus as it is a payment solely conditioned upon the full satisfaction of all the terms and conditions of this Agreement. Each Retention Bonus is separate and will not affect any of your other compensation elements and will not be taken into consideration for the calculation of any annual performance bonus or separation payment.

1.4	Prior to the close of the acquisition, Thermo Fisher Scientific will provide an outline of the retention bonus plan.
2.
Conditions to Earning a Bonus. Employee will earn a Retention Bonus, if all the following conditions are met in addition to those set forth above in Section 1 and its sub-parts, subject to all other terms of this Agreement:

2.1
Employee remains actively employed by the Company through the relevant Retention Date in Employee’s current position or such alternative position of employment as may be agreed by Company and is not on a continuous leave of absence for 3 or more months in total between the signing of this Agreement and the relevant Retention Date.

2.2	Employee faithfully and diligently performs the duties of Employee’s position, and such other duties as may be assigned from time to time.
2.3
Employee complies with all continuing obligations to the Company, including without limitation, the applicable Thermo Fisher Scientific Code of Business Conduct and Ethics, and any agreement regarding Company Confidential Information or Trade Secrets.

2.4	Employee maintains the confidentiality of this Agreement; and
2.5	Employee does not commit any act of misconduct in the period up to the relevant Retention Date which would entitle the Company’s subsidiary to terminate the Employee’s employment summarily.

3.
Timing of Payment. If a Retention Bonus is earned by Employee in accordance with sections 1,2 and 3 above, the amount will be paid in a lump sum, less applicable taxes and withholdings, within the dates specified in section 1 and after the relevant Retention Date.

4.
Termination. This Agreement is entered into for a definite duration and will automatically terminate upon payment of the Retention Bonus or if any of the conditions set forth in this Agreement for the payment of the Retention Bonus is not met.

5.	Applicable Law. The validity, interpretation and performance of this Agreement shall be construed and interpreted according to the laws of the Commonwealth of Massachusetts.
6.
At-will employment. Your employment is and will be at-will. You understand that the Company retains the right to terminate your services with or without Cause and you retain the right to terminate your services for the Company at any time. For the purposes of this agreement, “Cause” shall be determined by the Company or Thermo Fisher in the exercise of good faith and reasonable judgment and will include any breach of this agreement by you or any act by you of gross personal misconduct, lack of upholding Company integrity values, insubordination, misappropriation of funds, fraud, dishonesty, gross neglect of or failure to perform the duties reasonably required of you pursuant to this agreement or any conduct that is in willful violation of any applicable law or regulation.

7.
Retention Equity Award. As soon as administratively feasible following the Closing, a recommendation will be made to the appropriate committee of the Company’s Board of Directors to approve the issuance to Employee of an equity award of time-based restricted stock units with a calculated value of $2,000,000 (the “RSUs”). The recommendation will be submitted for approval as soon as practicable following the Closing Date, and the grant will be effective on the date of approval (the “Grant Date”). The RSUs will be unvested upon grant and will vest fully upon the second anniversary of the Closing Date, if Employee satisfies each of the Conditions to Earning a Bonus described in Section 3 below. The RSUs vest over a 2-year period, with 25 vesting 1-year post-close date of the transaction and 75 vesting 2-years post-close date. The RSUs will be subject to all the terms and conditions of the Company’s Amended and Restated 2013 Stock Incentive Plan and the applicable restricted stock unit agreement, including but not limited to a clawback which applies if Employee engages in misuse of the Company’s confidential information or breaches a confidentiality or noncompetition obligation to the Company. The applicable RSU agreements will be given to Employee after the approval of the grants.

8.
Entire Agreement. This Agreement constitutes the entire agreement between Employee and the Company regarding a retention or completion bonus and supersedes all prior agreements, whether written or oral, between the parties regarding retention and completion bonuses. This Agreement shall be the exclusive agreement for the determination of any retention bonus and completion payments due to Employee. This Agreement may be amended or modified only with the written consent of Employee and Company. No oral waiver, amendment or modification will be effective under any circumstances whatsoever.

The parties to this Agreement have read the foregoing Agreement and fully understand each and every provision contained therein. Wherefore, the parties have executed this Agreement on the dates shown below.
Date: 10/16/2023	/s/ Carl Raimond
Carl Raimond (“Employee”)

On behalf of Thermo Fisher Scientific, Inc.

Date: October 15, 2023,
/s/ Gianluca Pettiti
Gianluca Pettiti

Executive Vice President
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